Exhibit 99.1

Amaya Reports Third Quarter 2015 Results

MONTREAL, Canada, November 10, 2015 – Amaya Inc. (“Amaya” or the “Corporation”) (NASDAQ: AYA; TSX: AYA) today reported its financial results for the three and nine-month periods ended September 30, 2015. Unless otherwise noted, all references to”$” and “CAD” are to the Canadian dollar, “US$” and “USD” are to the U.S. dollar and “€” and “EUR” are to the Euro.

“Since Amaya’s acquisition of its B2C business, we have consistently delivered shareholder value,” said David Baazov, Amaya’s Chairman and CEO. “And, despite multiple recent global challenges to our core business, we believe we are well positioned to increase our cash flow and continue to grow our customer base in 2016 through a number of initiatives.”

Key Q3 2015 Financial Highlights

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Revenues increased 8% to approximately $325 million as compared to pro-forma[1] revenues for Q3 2014[2] of approximately $300 million. Online casino comprised approximately 14% of Q3 2015 revenues, with the remainder almost entirely from real-money online poker.

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Revenues grew approximately 21% on a constant currency basis[3] and normalizing[4] for the levy of certain value added taxes (VAT) in European Union jurisdictions in the amount of $5 million, and certain extraordinary events (“Extraordinary Events”) with respect to our real-money operations in Portugal, Greece and certain additional smaller markets.

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The Extraordinary Events included (i) the temporary suspension of real-money operations in Portugal as of July 2015 in anticipation of a new regulatory and licensing regime, (ii) the impairment of real-money operations in Greece as a result of the severe economic slowdown in that country and the capital controls and banking restrictions imposed by its government in 2015, and (iii) the suspension of operations in approximately 30 other jurisdictions following Amaya’s acquisition of the Rational Group in 2014. For Q3 2014, revenues attributable to Portugal, Greece and the other suspended jurisdictions were approximately US$9 million, the significant majority of which were from Portugal and Greece.

¡	B2C poker revenues grew approximately 12% from Q3 2014 on a constant currency basis and normalizing for VAT and the Extraordinary Events.

•	Adjusted EBITDA[5] increased 8% to $141 million, or 43.5% of revenues, as compared to pro-forma Adjusted EBITDA for Q3 2014 of approximately $131 million, or 43.6% of revenues.

•	Adjusted Net Earnings[6] increased 13% to $91 million as compared to pro-forma Adjusted Net Earnings for Q3 2014 of approximately $80 million.

1 All 2014 pro-forma figures in this release assume that the acquisition of Amaya’s B2C business occurred as of the first day of such financial period. All figures in this release are unaudited.

2 Amaya acquired its B2C business on August 1, 2014, therefore as it relates to the three and nine-month periods ended September 30, 2014 Amaya’s unaudited interim condensed consolidated financial statements for the period ended September 30, 2015 (the “Q3 Financials”) only include results from the B2C business for the months of August 2014 and September 2014.

3 The general strengthening of the USD relative to certain foreign currencies (primarily the Euro) from the three and nine-month periods ended September 30, 2014 to the same periods in 2015 had an unfavorable impact on the Corporation’s revenue. For each jurisdiction in which the Corporation’s B2C business operates, 2015 dollar figures are adjusted to their 2014 constant currency equivalent by using a factor that is derived from the percentage change in the exchange rate of the applicable jurisdiction’s currency relative to USD during the comparative period. The sum of each such equivalent is then compared to International Financial Reporting Standards (“IFRS”) figures for the applicable comparative financial period in 2014. During the quarter, the Corporation estimates the decline in purchasing power of its customer base was a result of an average 19% decline in the value of its customers’ local currencies relative to USD, which was partially offset by the translation into its CAD reporting currency.

4 Normalizing as defined by the Corporation means, in the case of VAT, adding back the particular dollar amount at issue to the referenced financial measure, and, in the case of the Extraordinary Events, excluding the particular dollar amount at issue from the referenced financial measure for such Extraordinary Events for all periods referenced.

5 Adjusted EBITDA as defined by the Corporation means net earnings (loss) from continuing operations before interest and financing costs (net of interest income), income taxes, depreciation and amortization, stock-based compensation, restructuring and other non-recurring costs. Adjusted EBITDA is a non-IFRS and non-U.S. GAAP measure. Reconciliation to net income from continuing operations is included in this release.

6 Adjusted Net Earnings (Loss) as defined by the Corporation means net earnings (loss) from continuing operations before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, stock-based compensation, foreign exchange, and other non-recurring costs. Adjusted Net Earnings (Loss) per Diluted Share as defined by the Corporation means Adjusted Net Earnings (Loss) divided by Diluted Shares. Diluted Shares as defined by the Corporation means the Corporation’s common shares on a fully diluted basis, including options, warrants and convertible preferred shares, using a denominator of 208 million shares, which is the assumption used in the Corporation’s full year 2015 guidance. Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per Diluted Share are non-IFRS and non-U.S. GAAP measures. Reconciliation to net income from continuing operations is included in this release.

•	Adjusted Net Earnings per Diluted Share increased 16% to $0.44 as compared to pro-forma Adjusted Earnings per Diluted Share[7] for Q3 2014 of approximately $0.38.

Financial Summary for Q3 and YTD 2015 and 20148

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
$000’s except per share figures	2015	2014	2015	2014
Revenues	324,663	299,520	981,534	924,189
Adjusted EBITDA	141,249	130,536	420,724	378,517
Adjusted Net Earnings	90,543	79,830	260,915	218,709
Adjusted Net Earnings per Diluted Share	$0.44	$0.38	$1.25	$1.05

Key Q3 2015 Operational Highlights

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The Corporation’s B2C business added an aggregate of approximately 1.85 million customer registrations during the quarter, with registered customers totalling approximately 97 million as of September 30, 2015, approximately 9% more than a year earlier.

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The aggregate number of unique[9] customers who played a real-money online offering during the quarter was approximately 2.2 million, of which approximately 94% played on PokerStars, an approximately 3% decline from Q3 2014 driven by the impact of the Extraordinary Events.

Key Q3 2015 and Subsequent Corporate and Other Financial Highlights

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On September 30, 2015, the New Jersey Division of Gaming Enforcement (the “DGE”) authorized Amaya to operate the PokerStars and Full Tilt brands in New Jersey. The approval follows an unprecedented review by the DGE of Amaya and its acquisition of the PokerStars and Full Tilt businesses in August 2014. Amaya anticipates initially launching in New Jersey in the first half of 2016 through its agreement with Resorts Casino Hotel in Atlantic City, New Jersey.

•	Amaya was granted additional gaming licenses and approvals in Romania, Ireland, and the Province of Quebec, Canada.
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In August 2015, Amaya completed a debt refinancing (the “Refinancing”) that resulted in the repayment of approximately US$590 million of the Corporation’s USD second lien term loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately US$315 million increase of its existing USD first lien term loan, approximately €92 million increase of its existing EUR first lien term loan and approximately US$195 million in cash.

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All previously announced B2B business divestitures were completed as of July 31, 2015 for aggregate gross cash proceeds, less transaction costs, of approximately $594 million recorded in 2015. Through these proceeds combined with cash flow generated from its continuing operations, Amaya:

¡	repaid approximately $690 million of outstanding long-term debt; and
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repurchased and canceled an aggregate of approximately 1.46 million common shares at a cost of approximately $45.5 million ($9.9 million of which were repurchased and canceled during the quarter) pursuant to its TSX-approved normal course issuer bid, which remains in effect.

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Since the acquisition of its B2C business on August 1, 2014, Amaya has reduced total long-term debt from approximately US$3.134 billion with a weighted average interest rate of 6.38% to approximately US$2.603 billion with a weighted average interest rate of 5.28%. As a result of the Refinancing and the repayment of debt, Amaya expects that its annualized interest expenses will reduce by approximately US$62 million to approximately US$136 million. The Corporation has generated approximately US$364 million in operating cash flow from continuing operations over the past 12 months.

7 Assumes that each of current income taxes, depreciation and amortization (net of amortization of purchase price allocation intangibles), and interest (net of interest accretion) in Q3 2015 was the same as in Q3 2014.

8 Continuing operations do not include Amaya’s divested B2B businesses, which were classified as discontinued operations during the relevant financial periods. See the Q3 Financials and the related management’s discussion and analysis for the three and nine-month periods ended September 30, 2015. All 2014 figures in this financial summary are presented on a pro forma basis. The USD to CAD exchange rates used in this financial summary are as follows: Q3 2015 –– 1.3066; YTD 2015 –– 1.2598; Q3 2014 –– 1.0889; YTD 2014 –– 1.0942, and as at September 30, 2015 –– 1. 3345.

9 Unique as defined by the Corporation means a customer who played on one of the platforms and excludes any duplicate counting.

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Amaya will today file a preliminary short form base shelf prospectus (the “Base Shelf”) with the securities commissions or similar authorities in all provinces and territories in Canada and a corresponding shelf registration statement on Form F-10

(the “F-10”) with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S.-Canada Multijurisdictional Disclosure System.
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The Base Shelf and corresponding F-10, when made final or effective, will allow for primary and secondary offerings of up to US$3 billion of common shares, preferred shares, debt securities, subscription receipts, warrants and units, or any combination thereof, from time to time over a 25-month period. The specific terms of any offering of securities will be set forth in a shelf prospectus supplement. Amaya filed the Base Shelf and F-10 to maintain financial flexibility, including efficient access to new capital from time to time, but has no immediate intentions to undertake an offering.

2015 Full Year Financial Guidance

Amaya is revising its previously announced 2015 full-year financial guidance provided in its earnings release on May 14, 2015 for the quarter ended March 31, 2015 and reaffirmed in its earnings release on August 14, 2015 for the quarter ended June 30, 2015, as follows:

	Previous Guidance (USD>CAD currency exchange rate of 1.26)	Revised Guidance (USD>CAD currency exchange rate of 1.26)

Revenues	$1.446 -$1.564 billion	$1.289 – $1.339 billion

Adjusted EBITDA	$600 - $650 million	$552 - $572 million

Pro Forma Adjusted Net Earnings[10]	$367 - $415 million, or $1.76 - $2.00 per Diluted Share	$345 - 365 million, or $1.66 to $1.75 per Diluted Share

Adjusted Net Leverage Ratio[11]	4.0 - 4.5 as at December 31, 2015	5.19 – 5.37 as at December 31, 2015

“The general strengthening of the U.S. dollar relative to certain foreign currencies, primarily the Euro, has resulted in an approximate 19% decline in the purchasing power of our customer base and has had a significant negative impact on our revenues, higher than we previously anticipated,” said Mr. Baazov.

“Other factors negatively impacting our previously anticipated revenues included a recent strategic decision to delay the rollout of significant aspects of our new online sportsbook offering across geographies while we enhance the consumer product experience and complete the product offering, as well as the temporary cessation of our operations in Portugal and Greece. Due to this anticipated decline in revenues, we are also projecting less Adjusted EBITDA and Pro Forma Adjusted Net Earnings than our previous guidance.”

The table below shows the primary changes in assumptions resulting in the revised guidance set forth above:

	Revenues		Adjusted EBITDA

	USD	USD>CAD at 1.26	USD	USD>CAD at 1.26	Adjusted EBITDA Margin
Previous Guidance - Based on midpoint of range	1,194	1,504	496	625	41.5%
Strategic delay of sportsbook rollout net of taxes	(53)	(67)	(35)	(44)
Current expected 2015 foreign exchange impact	(263)	(331)	(116)	(146)
Previously anticipated 2015 foreign exchange impact	120	151	48	60
Portugal and Greece	(17)	(21)	(7)	(9)
Incremental customer deposits as a result of foreign exchange impact[12]	62	78	49	62
Cost savings			11	14
Revised Guidance - Based on midpoint of range	1,043	1,314	446	562	42.8%

10 Pro Forma Adjusted Net Earnings as defined by the Corporation means Adjusted Net Earnings that is pro forma as if the divestiture of the entire B2B business occurred at December 31, 2014. Pro Forma Adjusted Net Earnings is a non-IFRS and non-U.S. GAAP measure. Diluted Share count used is 208 million.

11 Adjusted Net Leverage Ratio as defined by the Corporation means Adjusted Net Debt divided by Adjusted EBITDA. Adjusted Net Debt as defined by the Corporation means total financial leverage minus cash (with cash including funds in excess of working capital requirements set aside for the deferred payment that is in Restricted Cash in the Q3 Financials) plus current investments less customer deposits liabilities, and after giving effect to the divestiture of the entire B2B business (which was anticipated as it related to the previous guidance). This does not assume potential cash from the exercise of warrants with maturity dates extending beyond 2015. Adjusted Net Leverage Ratio and Adjusted Net Debt are non-IFRS and non-U.S. GAAP measures.

12 The Corporation estimates that its customers compensate for the reduced purchasing power of their local currencies relative to the USD caused by foreign exchange fluctuations by depositing greater amounts in their respective local currencies.

Financial Statements, Management’s Discussion and Analysis and Additional Information

Amaya’s unaudited interim condensed consolidated financial statements, notes thereto and Management’s Discussion and Analysis for the three and nine-month periods ended September 30, 2015 will be available on SEDAR at www.sedar.com, Edgar at www.sec.gov and Amaya’s website at www.amaya.com. Additional information relating to Amaya and its business may also be found on SEDAR at www.sedar.com, Edgar at www.sec.gov and Amaya’s website at www.amaya.com.

Conference Call and Webcast

Amaya will host a conference call today, November 10, 2015 at 8:30 a.m. ET to discuss its financial results for the third quarter of 2015. David Baazov, CEO of Amaya, will chair the call. To access via tele-conference, please dial +1.888.231.8191 or +1.647.427.7450 ten minutes prior to the scheduled start of the call. The playback will be made available two hours after the event at +1.855.859.2056 or +1.416.849.0833. The Conference ID number is 63133368. To access the webcast please use the following link: http://event.on24.com/r.htm?e=1079019&s=1&k=4276F7E4EE686DFCBE1C3DD2CAE83D97

Reconciliation of Non-IFRS Measures to Nearest IFRS Measures

$000’s except per share figures	Q3 2015	Q3 2014	YTD Q3 2015	YTD Q3 2014
Net income (loss) from continuing operations	(52,743)	25,340	(10,155)	60,643
Financial expenses	67,289	4,886	180,669	4,109
Current income taxes	1,269	2,639	5,440	2,639
Deferred income tax expense (recovery)	10,845	(7,738)	18,958	(11,437)
Depreciation of property and equipment	2,601	1,379	7,023	1,994
Amortization of intangible assets	39,032	24,203	111,943	25,346
Amortization of deferred development costs	150	73	441	204
Stock-based compensation	4,637	1,493	14,234	3,028
Pro-forma B2C EBITDA	0	(9,430)	0	236,089
EBITDA	73,080	42,845	328,553	322,615
Termination of employment agreements	2,714	658	10,545	809
Non-recurring professional fees	6,666	0	11,067	0
Loss (Gain) on disposal of assets	(18)	4,135	205	4,135
Loss (Gain) on sale of subsidiary	(6,742)	16,319	(6,742)	(29,334)
Loss (Gain) from investments	36,922	(679)	33,241	(1,687)
Acquisition-related costs	118	12,130	277	20,446
Impairment	0	9,039	1,587	9,039
Other one-time costs	28,509	5,485	41,991	7,050
Pro-forma B2C one-time costs	0	40,604	0	45,444
Adjusted EBITDA	141,249	130,536	420,724	378,517
Current income tax expense	(1,269)	(2,639)	(5,440)	(2,639)
Depreciation and amortization (net of amortization of purchase price allocation intangibles)	(3,337)	(2,304)	(8,403)	(4,192)
Interest (net of interest accretion)	(46,100)	(30,945)	(145,966)	(32,092)
Pro-forma B2C current income taxes, depreciation, amortization, and interest	0	(14,818)	0	(120,885)
Adjusted net income	90,543	79,830	260,915	218,709
Diluted shares as at September 30, 2015	208,000,000	208,000,000	208,000,000	208,000,000
Adjusted Net Earnings per Diluted Share	$ 0.44	$ 0.38	$ 1.25	$ 1.05

About Amaya

Amaya is a leading provider of technology-based solutions, products and services in the global gaming and interactive entertainment industries. Amaya owns gaming and related consumer businesses and brands including PokerStars, Full Tilt, StarsDraft, the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and the Asia Pacific Poker Tour. These brands have more than 97 million cumulative registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, live poker competitions, branded poker rooms in popular casinos in major cities around the world, and poker programming created for television and online audiences. Amaya, through certain of these brands, also offers non-poker gaming products, including casino, sportsbook and daily fantasy sports. Amaya has various gaming and gaming-related licenses or approvals throughout the world, including from the United Kingdom, Italy, France, Spain, Estonia, Belgium, Denmark, Bulgaria, Greece, Ireland, Romania, the Isle of Man, Malta, the State of Schleswig-Holstein in Germany, the Province of Quebec in Canada, and the State of New Jersey in the United States.

Cautionary Note Regarding Forward Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including, without limitation, certain financial expectations and projections. Forward-looking statements can, but may not always, be identified by the use of words such as “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” and similar references to future periods or the negatives of these words and expressions. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect us, our customers and our industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements. Specific risks and uncertainties include, but are not limited to: the heavily regulated industry in which the Corporation carries on business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory scheme; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within the Corporation’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in the Corporation’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and natural events. Other applicable risks and uncertainties include those identified under the heading “Risk Factors and Uncertainties” in Amaya’s Annual Information Form for the year ended December 31, 2014 and in its Management’s Discussion and Analysis for the period ended September 30, 2015, each available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and Amaya’s website at www.amaya.com, and in other filings that Amaya has made and may make with applicable securities authorities in the future. Investors are cautioned not to put undue reliance on forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and the Corporation undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Non-IFRS and Non-US GAAP Measures

This news release contains non-IFRS and non-U.S. GAAP financial measures, specifically Adjusted Net Earnings, Adjusted Net Earnings per Diluted Share, Adjusted EBITDA, Adjusted EBITDA, the pro-forma equivalents of such measures for comparative periods, constant currency basis, Pro Forma Adjusted Net Earnings and Adjusted Net Leverage Ratio. The Corporation believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enables comparison of financial results between periods where certain items may vary independent of business performance, and allows for greater transparency with respect to key metrics used by management in operating its business. Although management believes these financial measures are important in evaluating Amaya, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for year-over-year comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on the Corporation’s operating results.

B2C Business Historical Measures

All historical information and financial measures relating to Amaya’s B2C business prior to Amaya’s acquisition of Amaya Group Holdings (IOM) Limited (formerly known as Oldford Group Limited) and its subsidiaries (collectively, “Rational Group”) on August 1, 2014 presented in, or due to lack of information omitted from, the Corporation’s documents filed on SEDAR at www.sedar.com and Edgar at www.sec.gov, including the Corporation’s Management Information Circular, dated June 30, 2014, for the annual and special meeting of shareholders of the Corporation held on July 30, 2014, the Corporation’s Business Acquisition Report, as amended and restated on July 27, 2015, and this release, including all financial information of the B2C business, has been provided in exclusive reliance on the information made available by Rational Group and their respective representatives. Although the Corporation has no reason to doubt the accuracy or completeness of Rational Group’s information provided therein and herein, any inaccuracy or omission in such information could result in unanticipated liabilities or expenses, increase the cost of integrating Amaya and Rational Group or adversely affect the operational plans of the combined entities and its results of operations and financial condition.

Securities Disclaimer

The Base Shelf and F-10 to be filed today with the SEC and Canadian authorities, as applicable, have not yet become final or effective. No securities may be sold, nor may offers to buy be accepted, prior to the time the Base Shelf and F-10 become final and effective. This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which an offer, solicitation or sale would be unlawful prior to registration or qualifications under the securities laws of any such jurisdiction. A copy of the Base Shelf and F-10 will be available on SEDAR at www.sedar.com and EDGAR at www.sec.gov, respectively.

For investor relations, please contact:

Tim Foran

Tel: +1.416.545.1325

ir@amaya.com

For media inquiries, please contact:

Eric Hollreiser

Press@amaya.com